

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2017

Bing Mei
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

  Re: Kandi Technologies Group, Inc.
    Form 10-K for the Year Ended December 31, 2015
    Filed March 14, 2016
    File No. 001-33997

Dear Mr. Mei:

  We have reviewed your March 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2017 letter.

Form 10-K for the Year Ended December 31, 2015

Notes to the Consolidated Financial Statements
Note 6 – Summary of Significant Accounting Policies
(f) Notes receivable, page F-14

1. Refer to your response to previous comment 2. Please disclose that you account for the discount associated with the settlement of bank acceptance notes as interest expense.

Note 20 – Taxes, page F-30

2. Please tell us why the "addition to valuation allowance" for 2015 and 2014 in the table presented in your response to our previous comment 5 does not equal the corresponding

change in the valuation allowance from 2014 to 2015 and 2013 to 2014 as presented in the table in your response to our previous comment 8.

3. Refer to your response to prior comment 10. The permanent difference for "non-taxable income" appears to be material to the effective rate reconciliation for 2015 and 2014. Please disclose the nature of the income that is not taxable.

Draft Form 10-K/A for the Year Ended December 31, 2015

Explanatory Note, page 3

4. In the third paragraph on page 4, you state BDO audited the effectiveness of your internal control over financial reporting as of December 31, 2015 and issued an audit report on same. However, BDO's report indicates it was unable to audit your ICFR and did not express an opinion on such. Please revise your statement accordingly.

Item 9A. Controls and Procedures (As Restated), page 52

5. We note your revised risk factor disclosure on page 24 that references a material weakness arising from a lack of requisite knowledge of US GAAP and SEC reporting requirements. However, we are unable to locate where you describe this material weakness in this item. We further note your discussion of the plan for remediation of the material weakness in internal control appears to focus on this material weakness and does not appear to address the other four material weaknesses identified in section (c) of this item. Please revise Item 9A to include disclosure of all material weaknesses as of December 31, 2015.

6. In addition, we refer you to SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934," beginning on page 38 for guidance on disclosures about material weaknesses. Please revise your disclosures in this item to include a discussion of the nature of all material weaknesses, the cause of the material weaknesses and the potential impact the weaknesses have on the financial statements. For example, consider describing the control that failed and whether it was due to the design or operating effectiveness.

7. We note your disclosure on page 3 that the errors were discovered by management during the course of its preparation of the annual report for the year ended December 31, 2016 and during staff's comment process. Further, we note your disclosure in section (d) of this item about the plan for remediation of the material weakness in internal control over financial reporting and it appears these actions still need to be implemented. Considering the timing of the discovery of these errors and your remediation plan disclosures, please confirm whether these material weaknesses still exist as of December 31, 2016 and will be addressed in Item 9A of your 2016 Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-3

8. Please state the substantive reasons for the disclaimer. Refer to paragraph .C4 of Appendix C of PCAOB AS 2201 for guidance. For example, expand upon why the scope of the work was not sufficient to express an opinion and the inability to apply procedures to provide satisfaction as to the effectiveness of the company's internal control over financial reporting.

Notes to Consolidated Financial Statements
Note 20 – Taxes (As Restated), page F-30

9. In the paragraph immediately below the deferred tax table on page F-33 you disclose the company had net losses of approximately $26.39 million at December 31, 2015. We note the deferred tax asset for "loss carried forward" in the deferred tax table at December 31, 2015 is $26,394,794. Please explain to us why the deferred tax asset amount is not equal to the applicable tax effect of the gross losses carried forward at December 31, 2015.

10. Please disclose the amount and expiration date of the loss carried forward associated with each of the PRC, Hong Kong and US.

Note 28 – Restatements of Previously Issued Financial Statements, page F-43

11. Please consider replacing the bullet points throughout the narrative explanation with either letters or numbers, and keying the corresponding adjustments in the tabular presentation in this note to these items using the same letters or numbers, for clarity.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure